CONFIDENTIAL SUBMISSION VIA EDGAR

CoJax Oil and Gas Corporation

3033 Wilson Boulevard, Suite E605, Arlington, Virginia 22201

Telephone: (703) 216-8606

Writer:   Jeffrey Guzy, Chief Financial Officer

Writer’s Email:  jeff@jeffguzy.com

CONFIDENTAL SUBMISSION VIA EDGAR

January 31, 2019

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CoJax Oil and Gas Corporation Draft Registration Statement on Form S-1 CIK Code: 0001763925

Ladies and Gentlemen:

CoJax Oil and Gas Corporation (the “Company”) is submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission (the “SEC”) for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock (the “Offering”). The Company was incorporated on November 13, 2017 under the laws of the Commonwealth of Virginia and has had no revenue generating business transactions or activities to date.  Company was formed solely for the purpose of raising funds to acquire drilling rights on-to-be identified leases in the Gulf States region and to pursue production of crude oil on a for-profit basis from those exploration efforts.

We an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. The Company has had no revenue generating business transactions or activities since it was formed on November 13, 2017.  Company’s gross revenues during the fiscal year ended December 31, 2018, its most recently completed fiscal year, were less than $1 billion.

We confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the  Securities Act have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

CONFIDENTIAL SUBMISSION VIA EDGAR

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703) 216-8606.

Sincerely,

/s/ Jeffrey Guzy

Jeffrey Guzy

Chief Financial Officer

cc:Paul W. Richter, PW Richter plc, Outside Legal Counsel

Mark Anderson, Haynie & Company, Public Auditor